UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
Commission File Number: 001-15615
WHITEHALL JEWELLERS, INC.
(Exact name of registrant as specified in its charter)
155 N. Wacker Drive, Suite 500
Chicago, Illinois 60606
(312) 782-6800
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive
offices)
Common Stock, Par Value $0.001 Per Share
and the Associated Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a
duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [X]	Rule 12h-3(b)(1)(i) [X]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 15d-6 [ ]
     Approximate number of holders of record as of the certification or notice date: 1

SIGNATURE PAGE
     Pursuant to the requirements of the Securities Exchange Act of 1934, Whitehall Jewellers, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WHITEHALL JEWELLERS, INC.
By:	/s/ John R. Desjardins
John R. Desjardins
Executive Vice President and Chief Financial Officer

Date: June 8, 2006

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